P.O. BOX 8016, CARY, NC 27512-9903 Gambling.com Group Limited Important Notice Regarding the Availability of Proxy Materials Shareholders Meeting to be held on May 16, 2023 For Shareholders of record as of March 24, 2023 This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting. To view the proxy materials, and to obtain directions to attend the meeting, go to: www.proxydocs.com/GAMB To vote your proxy while visiting this site, you will need the 12 digit control number in the box below. Under United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available on the internet. For a convenient way to view proxy materials and VOTE go to www.proxydocs.com/GAMB Have the 12 digit control number located in the shaded box above available when you access the website and follow the instructions. If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year's meeting, you must make this request on or before May 5, 2022. To order paper materials, use one of the following methods. When requesting via the Internet or telephone you will need the 12 digit control number located in the shaded box above. * If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located above) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material. Gambling.com Group Limited Meeting Type: Annual General Meeting of Shareholders Date: Tuesday, May 16, 2023 Time: 5:00 PM, Central European Time Place: Hades Business Center, Villa Leopold, 33, rue Grimaldi, 98000 Monaco SEE REVERSE FOR FULL AGENDA * E-MAIL paper@investorelections.com TELEPHONE (866) 648-8133 INTERNET www.investorelections.com/GAMB

Gambling.com Group Limited Annual General Meeting of Shareholders THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3, 4, 5, AND 6 PROPOSAL Ordinary Resolutions 1. To receive the Company's Annual Report and Accounts for the financial year ended December 31, 2022, together with the reports of the directors and the auditor. 2. To re-appoint Pär Sundberg as a Class II director of the Company. 3. To re-appoint Gregg Michaelson as a Class II director of the Company. 4. To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2024. 5. To authorise the audit committee to fix the remuneration of the auditors. Special Resolution 6. To adopt new memorandum and articles of association of the company.